  As filed with the Securities and Exchange Commission on March 23, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                  Schedule TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                   (Amendment No. 3 -- Final Amendment)

                               ----------------

                                  Labtec Inc.
                       (Name of Subject Company (Issuer))

                               ----------------

                           Thunder Acquisition Corp.
                          a Wholly Owned Subsidiary of
                                 Logitech Inc.
                          a Wholly Owned Subsidiary of
                          Logitech International S.A.
                           (Names of Filing Persons)
                                   (Offeror)

                               ----------------
                                 Common Stock,
                                $ 0.01 Par Value
                         (Title of Class of Securities)

                                  505450 20 5
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Kristen M. Onken
                            Chief Financial Officer
                          Logitech International S.A.
                              Apples, Switzerland
                               c/o Logitech Inc.
                               6505 Kaiser Drive
                           Fremont, California 94555
                                 (510) 795-8500
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                               ----------------

                                 with a copy to

                            Steven V. Bernard, Esq.
                            Steve L. Camahort, Esq.
                               Tom Kaweski, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                          Palo Alto, California 94304
                                 (650) 493-9300

                               ----------------

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_]Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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


   This Amendment No. 3 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule TO filed by Thunder Acquisition Corp., a Massachusetts corporation ("Purchaser") and wholly owned subsidiary of Logitech Inc., a California corporation ("Logitech Sub") and a wholly owned subsidiary of Logitech International S.A., a Swiss corporation ("Parent"), on February 23, 2001, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on March 13, 2001, and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on March 21, 2001, relating to the offer by Purchaser to exchange each of the outstanding shares of common stock, $0.01 par value ("Common Stock" or "Shares"), of Labtec Inc., a Massachusetts corporation (the "Company"), for $11.00 per Share, net to the seller in cash, and a fraction of an American Depositary Share of Parent ("Logitech ADS") as described in the Prospectus (as defined below).

   The offer is made pursuant to an Agreement and Plan of Merger, dated February 7, 2001, by and among Parent, Logitech Sub, Purchaser and the Company which contemplates the merger of Purchaser with and into the Company (the "Merger"). Parent has filed a registration statement with the Securities and Exchange Commission on Form F-4 relating to the Logitech ADSs to be issued to the stockholders of the Company in the Offer (as defined below) and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus that is part of the Registration Statement (the "Prospectus"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(2) (the Prospectus and the Letter of Transmittal, as they may be amended and supplemented from time to time, together constitute the "Offer").

   All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to Items 1 through and including 11 of the Schedule TO.

Item 11. Additional Information

   Items 2 through 11 are hereby amended and supplemented as follows:

   The Offer terminated as scheduled at midnight, New York City time, on Thursday, March 23, 2001.

   On March 23, 2001, Parent issued the press release contained in Exhibit
(a)(11) hereto announcing the expiration of the Offer, as scheduled, at midnight, New York City time, on Thursday, March 22, 2001, and of its decision to accept for payment all Labtec Shares validly tendered in the Offer and not withdrawn prior to the expiration time, subject only to the expiration or early termination of the U.S. antitrust waiting period, scheduled to expire in the normal course at 11:59 p.m., New York City time, on March 23, 2001. The exchange agent for the Offer has advised Parent that 4,304,984 shares of Common Stock were tendered and not withdrawn. In addition, 277,200 shares were guaranteed for delivery. Combined, this represents more than 90 percent of the total number of Shares on a fully diluted basis. The information set forth in the press release is incorporated herein by reference.

   Later on March 23, 2001, Parent issued the press release contained in Exhibit (a)(12) hereto announcing the early termination of the U.S. antitrust waiting period, and the unconditional acceptance of Labtec Shares tendered in the Offer and not withdrawn prior to the expiration of the Offer. The information set forth in the press release is incorporated herein by reference.

Item 12. Exhibits.

   Item 12 is hereby amended and supplemented by adding thereto the following:

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------

 (a)(1) Prospectus relating to the Logitech ADSs to be issued in the Offer and the Merger (incorporated by reference from Parent's Registration
         Statement on Form F-4 filed on February 23, 2001, as amended).

 (a)(11) Text of press release issued by Parent dated March 23, 2001.

 (a)(12) Text of press release issued by Parent dated March 23, 2001.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LOGITECH INTERNATIONAL S.A.

                                             /s/ Guerrino De Luca
                                          By: _________________________________
                                            Name:Guerrino De Luca
                                            Title:President and CEO

                                             /s/ Kristen M. Onken
                                          By: _________________________________
                                            Name:Kristen M. Onken
                                            Title:Chief Finance Officer

                                          LOGITECH INC.

                                             /s/ Guerrino De Luca
                                          By: _________________________________
                                            Name:Guerrino De Luca
                                            Title:President and CEO

                                             /s/ Kristen M. Onken
                                          By: _________________________________
                                            Name:Kristen M. Onken
                                            Title:Chief Finance Officer


                                          THUNDER ACQUISITION CORP.

                                             /s/ Guerrino De Luca
                                          By: _________________________________
                                            Name:Guerrino De Luca
                                            Title:President and CEO

Date: March 23, 2001

                                 EXHIBIT INDEX

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
 (a)(1)  Prospectus relating to the Logitech ADSs to be issued in the Offer and the Merger (incorporated by reference from Parent's Registration
         Statement on Form F-4 filed on February 23, 2001, as amended).

 (a)(11) Text of press release issued by Parent dated March 23, 2001.

 (a)(12) Text of press release issued by Parent dated March 23, 2001.